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UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549	OMB Number:	3235-0058
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FORM 12b-25	SEC FILE NUMBER
000-54395

CUSIP NUMBER
NOTIFICATION OF LATE FILING	39303B206

(Check one):	[X] Form 10-K	[ ] Form 20-F	[ ] Form 11-K	[ ] Form 10-Q	[ ] Form 10-D
	[ ] Form N-SAR	[ ] Form N-CSR

For Period Ended: DECEMBER 31, 2019

[  ] Transition Report on Form 10-K

[  ] Transition Report on Form 20-F

[  ] Transition Report on Form 11-K

[  ] Transition Report on Form 10-Q

[  ] Transition Report on Form N-SAR

For the Transition Period Ended: ____________________

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

GREEN ENVIROTECH HOLDINGS CORP.
Full Name of Registrant

NA
Former Name if Applicable

241 S. LANDER STREET SUITE 204
Address of Principal Executive Office (Street and Number)

SEATTLE, WA 98134
City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

[ ]	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D,or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

Green EnviroTech Holdings Corp. (the “Company”) is filing this Current Report on Form 8-K to indicate its reliance on the Order of the United States Securities and Exchange Commission (Release No. 34-88465) in connection with the Company’s Annual Report on Form 10-K for the quarter ended December 31, 2019, as a result of the circumstances set forth below.

The President and CEO of the Company is in the Philippines and can’t get out. He is recovering from a stay in the hospital while there with pneumonia and the flu. He still has symptoms and is not allowed to fly due to restrictions as a result of COVID-19. He is needed to compose information required in the 10-K and to discuss same with the auditors. In addition, we have moved our corporate headquarters to Seattle at the first of the year before the spread of the virus. This led to further delays and an inability to coordinate with our new accountants due to the virtual shutdown of the City of Seattle. The need for the extension is critical for us as the impact of COVID-19 has hampered our ability to file the annual report on Form 10-K. Additionally, we expect that our annual report will include the following additional risk factor:

The effects of COVID-19 and lower oil prices may make it more difficult for us to raise capital.

Many of our future clients are expected to be large oil refineries. Due to the coronavirus and the recent drop in oil prices, many of them have either stopped production or scaled their production back dramatically. Although we have not completed any facilities, the critical capital investment we need is reliant upon these refineries contractually agreeing to accept the oil we expect to produce. Without this, our capital sources may not be available which would limit our ability to implement our business plan.

Accordingly, in reliance upon the Order, the Company expects to file its Annual Report on Form 10-K approximately 15 days after May 14, 2020.

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

	MARK GANTAR	425	922-0517
	(Name)	(Area Code)	(Telephone Number)

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).

Yes [X] NO [ ]

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

Yes [ ] NO [X]

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

GREEN ENVIROTECH HOLDINGS CORP.

MARK GANTAR

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date:	May 18, 2020	By:	/s/ MARK GANTAR
President